Exhibit (a)(3)


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June 29, 1998

TO:               UNIT HOLDERS OF SECURED INCOME L.P.

SUBJECT:          OFFER TO PURCHASE UNITS

Dear Unit Holder:

         As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), Accelerated High Yield Pension Investors, L.P.; MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; MacKenzie Specified Income Fund, L.P.; MP Value Fund 5, LLC; Cal- Kan, Inc.; JDF & Associates, LLC; Moraga Gold, LLC; and Steven Gold (collectively the
"Purchasers")   are  offering  to  purchase  up  to  196,875  Units  of  limited partnership interest (the "Units") in Secured Income L.P, a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                 $5.00 per Unit

        The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Secured Income L.P without the usual transaction costs associated with market sales or partnership transfer fees.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the purple form)and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Telecopy: (925) 631-9119

         If you have any questions or need assistance, please call the Depository at 800-854-8357.

               This Offer expires (unless extended) July 31, 1998